Exhibit 99.1

ASX Announcement June 29, 2022

US-based Peter Goldstein to the join AHI board

Advanced Human Imaging Ltd (ASX: AHI) (NASDAQ: AHI) (the “Company”) is pleased to announce the appointment of Mr Peter Goldstein as a non-executive director with effect from June 29, 2022.

About Mr Goldstein.

Mr Goldstein has over 30 years of diverse and global entrepreneurial, client advisory and capital market experience. With a background in international business, he has worked across a range of markets and industries, holding positions including investment banker, chairman, chief executive officer, director and advisor to public, private, and emerging growth companies. Mr Goldstein has achieved capital market objectives by drawing on his strengths in M&A, strategic planning and transaction structuring, as well as his own entrepreneurial success. He has steered and completed initial public offerings (IPO), up-listing and reverse merger transactions, secured private placements and designed crowdfunding campaigns.

Mr Goldstein founded Exchange Listing, LLC to provide growth companies with a cost-effective one-stop strategic planning and implementation service to list on senior exchanges such as NASDAQ, NYSE and NEO. Goldstein is the Founder and CEO of Grandview Capital Partners, Inc., providing M&A, financial, operational, and organizational consulting services to businesses globally in a wide range of industries. Mr Goldstein previously founded Grandview Capital, Inc., a boutique investment bank, where he served as managing director of investment banking.

Mr Goldstein began his entrepreneurial career as the Founder and CEO of a specialty food distributor, which pioneered the farm-to-table organic produce industry in top-tier New York City restaurants. Mr Goldstein has an MBA in International Business from the University of Miami and held Series 7, 24,79, 99 and 66 registrations with FINRA.

Mr. Goldstein has been published across the finance industry as well as featured in Forbes as a member of the Forbes Finance Council.

Mr Goldstein, a resident of Florida, U.S.A., will serve as an independent director on the Company’s board.

Dr Katherine Iscoe, CEO of Advanced Human Imaging, said:

“I am pleased to have Peter join the board of AHI. His knowledge across the US capital markets played a key role in the initial listing of AHI on the NASDAQ.

Peter is highly respected in the global business communities and brings experience and knowledge across multiple facets of business, capital markets, SEC policy and the core needs of the AHI offering.

Peter’s personal accomplishments bring enormous brand equity and validation to the company and our technology.”

For more information please visit: www.ahi.tech

For more information contact:

Dr Katherine Iscoe Chief Executive Officer Advanced Human Imaging Ltd E: admin@ahi.tech	Simon Durack Chief Financial Officer Advanced Human Imaging Ltd E: admin@ahi.tech

*This announcement has been approved by the board of Advanced Human Imaging Limited.

Advanced Human Imaging Ltd.

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech

ASX Announcement June 29, 2022

About Advanced Human Imaging:

AHI has developed and patented a proprietary dimensioning technology that enables our partners and their users to check, track, and assess their vital signs and dimensions using only a smartphone both privately and accurately.

Our goal is to assist our partners by empowering their consumers with this capability. This in return gives our partners the ability to assess, assist, and communicate outcomes with their consumers when navigating day-to-day life and the ongoing fight against chronic disease which accounts for 86% of global healthcare costs.

Whether this is a personal journey to better health, understanding the risk associated with physical condition, tracking the changes they are experiencing through training, dieting, or under medical regimes, or simply wanting to be correctly sized for a garment when shopping online. The AHI technology delivers this seamlessly, privately, and cost-effectively in only a few minutes.

Our partner benefits from our software as a service pricing solution, that reduces with scale. Integration is made easy with the AHI modular system, based on multiple software development kits (SDKs), allowing a partner to select the functions, measurements, and displays to suit their individual needs.

AHI has developed this capability by leveraging the power of Computer Vision, Machine Learning, and patented algorithms, to process these images on secure, enterprise-level infrastructure, delivering an end-to-end experience that is unrivalled in the industry. AHI simplifies the collection of measurements and removes the human error present in traditional methods.

The link below is a brief video showcasing our current offering and will assist you in understanding our value proposition. CompleteScan - The Future of Health Assessments

Advanced Human Imaging Ltd.

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech